SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
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CKX, Inc.
(Name of Subject Company (Issuer))
Robert F.X. Sillerman
(Names of Filing Persons (Offeror))
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Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
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12562M106
(CUSIP Number of Class of Securities)
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With a copy to:
Robert F.X. Sillerman	Kramer Levin Naftalis & Frankel LLP
c/o CKX, Inc.	1177 Avenue of the Americas
650 Madison Avenue, 16th Floor	New York, New York 10036
New York, New York 10022	Attention: Thomas E. Molner, Esq.
Tel. No.: (212) 838-3100	Tel. No.: (212) 715-9100

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

_______________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
Not Applicable	Not Applicable

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☑    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

The filing person, Robert F.X. Sillerman ("Mr. Sillerman"), is preparing to make an offer to purchase shares of common stock, par value $0.01 per share ("Common Stock"), of CKX, Inc. (the "Company") for cash, the purpose of which would be to obtain a controlling shareholder position in the Company.  He expects that the offer would be for all outstanding shares subject to agreement from holders of approximately 30% of the outstanding shares not to accept such offer.  Mr. Sillerman further expects that the offer will be conditioned upon tenders by a number of shares (currently estimated to be approximately 30% of the outstanding shares) which together with the shares currently held by Mr. Sillerman will total a majority of the common stock on a fully diluted basis.

Mr. Sillerman intends to begin discussions with holders of significant amounts of Common Stock to determine if such investors are interested in agreeing not to accept his offer to purchase, subject in all cases to the final terms and conditions of the offer.  Mr. Sillerman has had and is continuing to have discussions regarding potential participation in his offer by third parties who may provide financing and/or other assistance in connection with the offer to purchase.

It is currently contemplated that the price provided for in the offer would be between $5.50 and $5.75 per share of Common Stock.

In the event that Mr. Sillerman makes such an offer and it is successful, Mr. Sillerman intends to return to the Company as Executive Chairman.  He also intends to review and may seek changes in the composition of the Company's Board of Directors, although Mr. Sillerman has not identified any directors whose replacement he would seek or individuals he would seek to elect as directors.  In addition, in such an event, Mr. Sillerman intends to explore potential acquisitions or combinations for media assets, although he has not entered into any arrangements for such a transaction.

Although the preceding information reflects Mr. Sillerman’s current intention, no assurance can be given that Mr. Sillerman will launch or successfully complete any such offer to purchase.